Exhibit 99.2

GREENBROOK TMS INC.

REPORT UNDER NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Annual Meeting of Shareholders of Greenbrook TMS Inc. (“Greenbrook”) held on June 21, 2022 (the “Meeting”). Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular dated May 11, 2022 (the “Circular”), mailed to shareholders prior to the Meeting.

Election of Directors

The election by the shareholders of the following nominees as directors of Greenbrook until the next annual meeting following their election or until their successors are elected or appointed was approved by shareholders. The following represents the votes received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	9,966,607	99.97%	2,873	0.03%
Colleen Campbell	9,969,379	100.00%	101	0.00%
Sasha Cucuz	9,969,391	100.00%	89	0.00%
Adrienne Graves, Ph.D.	9,963,591	99.94%	5,889	0.06%
Robert Higgins	9,966,307	99.97%	3,173	0.03%
Bill Leonard	9,969,167	100.00%	313	0.00%
Adele C. Oliva	9,969,391	100.00%	89	0.00%
Frank Tworecke	9,966,218	99.97%	3,262	0.03%
Elias Vamvakas	9,969,378	100.00%	102	0.00%

Appointment of Auditors

The appointment by the shareholders of KPMG LLP as auditor of Greenbrook and the authorization of the directors of Greenbrook to fix the auditor’s remuneration was approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
10,711,174	100.00%	300	0.00%

Dated this 21st day of June, 2022.

GREENBROOK TMS INC.

By:	"Bill Leonard"
	Name:	Bill Leonard
	Title:	President & CEO